SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                         iBeam Broadcasting Corporation
                                (Name of Issuer)



                                  Common Stock
                         (Title of Class of Securities)



                                   45073P-10-1
                                 (CUSIP Number)



                                Rosemary Fanelli
                        c/o Allen & Company Incorporated
                                711 Fifth Avenue
                            New York, New York 10022
                                  212-832-8000

            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                  July 10, 2001
             (Date of Event which requires Filing of this Statement)

     If a filing person has previously filed a statement on Schedule-13G to report the acquisition which is the subject of this Schedule-13D, and is filing this schedule because of Rule-13d-1(b)(3) or (4), check the following box [ -].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

--------------------------------
CUSIP NO.
45073P-10-1

-------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Allen Holding Inc.
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                    (a)  [- -]
                                                    (b)  [X ]
-------------------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         N/A
-------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                  [  ]
-------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         21,008,200
    SHARES                 ----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          0
    EACH          --------------------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           21,008,200
    WITH          --------------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    0
                           -----------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         21,008,200
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                            [--]
-------------------------------------------------------------------------------


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW-(11)

         16.5%*
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         HC, CO
-------------------------------------------------------------------------------


     (*) This percentage is calculated assuming the conversion of 210,082 shares of Series A Preferred Stock owned by Allen Holding Inc. into the Issuer's Common Stock pursuant to the terms and conditions of the Issuer's Certificate of Designations, but, pursuant to Rule 13d-3(d)(1)(i)(D), such calculation does not assume the conversion of the Series A Preferred Stock owned by Williams Communications, LLC, Lunn iBeam, LLC, Touch America, Inc. or Paul Gould into Common Stock. Assuming full conversion of the shares of Series A Preferred Stock owned by Williams Communications, LLC, Lunn iBeam, LLC, Touch America, Inc. and Paul A. Gould into Common Stock, Allen Holding Inc. would beneficially own 5.7% of the outstanding shares of Common Stock of the Issuer.

--------------------------------
CUSIP NO.
45073P-10-1

--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Allen & Company Incorporated
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a)  [--]
                                                         (b)  [X ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                 [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         21,008,200
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          0
    EACH          --------------------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           21,008,200
    WITH          --------------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    0
                           -----------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         21,008,200
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                 [--]
--------------------------------------------------------------------------------


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW-(11)

         16.5%*
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         BD, CO
--------------------------------------------------------------------------------


     (*) This percentage is calculated assuming the conversion of 210,082 shares of Series A Preferred Stock owned by Allen & Company Incorporated into the
Issuer's Common Stock pursuant to the terms and conditions of the Issuer's Certificate of Designations, but, pursuant to Rule 13d-3(d)(1)(i)(D), such calculation does not assume the conversion of the Series A Preferred Stock owned by Williams Communications, LLC, Lunn iBeam, LLC, Touch America, Inc. or Paul Gould into Common Stock. Assuming full conversion of the shares of Series A Preferred Stock owned by Williams Communications, LLC, Lunn iBeam, LLC, Touch America, Inc. and Paul Gould into Common Stock, the Reporting Persons would beneficially own 5.7% of the outstanding shares of Common Stock of the Issuer.

--------------------------------
CUSIP NO.
45073P-10-1

-------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paul A. Gould
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [- -]
                                                             (b)  [X ]
-------------------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         PF
-------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                            [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         3,001,200
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          0
    EACH          --------------------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           3,001,200
    WITH          --------------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    0
                           -----------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         3,001,200
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                   [- -]
--------------------------------------------------------------------------------


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW-(11)

         2.4%*
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         BD, IN


     (*) This percentage is calculated assuming the conversion of 30,012 shares of Series A Preferred Stock owned by Paul Gould into the Issuer's Common Stock pursuant to the terms and conditions of the Issuer's Certificate of Designations, but, pursuant to Rule 13d-3(d)(1)(i)(D), such calculation does not assume the conversion of the Series A Preferred Stock owned by Williams Communications, LLC, Lunn iBeam, LLC, Touch America, Inc. or Allen & Company Incorporated into Common Stock. Assuming full conversion of the shares of Series A Preferred Stock owned by Williams Communications, LLC, Lunn iBeam, LLC, Touch America, Inc. and Allen & Company Incorporated into Common Stock, the Reporting Persons would beneficially own 0.8% of the outstanding shares of Common Stock of the Issuer.

     Item 1. Security and Issuer. This Schedule 13D relates to the Common Stock, $.0001 par value per share (the "Common Stock") of iBeam Broadcasting Corporation (the "Issuer") issuable upon conversion of the Series A Convertible Preferred Stock $.0001 par value per share ("Series A Preferred") of the Issuer.

     The principal executive offices of the Issuer are located at 645 Almanor Avenue, Suite 100, Sunnyvale, CA 94085




Item 2.  Identity and Background.

(a)      Name:             Allen & Company Incorporated ("ACI")


(b)      Address: 711 Fifth Avenue
                           New York, New York 10022


(c) Principal Business or Occupation: ACI is an investment bank and broker dealer


(d) During the past five years, neither ACI nor any individual listed on Exhibit A attached hereto has been convicted in a criminal proceeding
       (excluding) traffic violations or similar misdemeanors)


(e) During the past five years, neither ACI nor any individual listed on Exhibit A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.


(f)      Citizenship:      The citizenship of the Officers and Directors of ACI
         is set forth on Exhibit A hereto.


(a)      Name:             Allen Holding Inc. ("AHI")


(b)      Address: 711 Fifth Avenue
                           New York, New York 10022


(c)      Principal Business or Occupation:  AHI is a holding company

(d) During the past five years, neither AHI nor any individual listed on Exhibit A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)


(e) During the past five years, neither AHI nor any individual listed on Exhibit A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.


(f)      Citizenship:      The citizenship of the Officers and Directors of AHI
         is set forth on Exhibit A hereto.



(a)      Name:             Paul A. Gould (and together with AHI and ACI, the
                           ("Filing Persons")


(b)      Address: c/o Allen & Company Incorporated
                           711 Fifth Avenue
                           New York, NY  10022

(c)      Principal Occupation:  Executive Vice President, Managing Director and
                                Director of Allen & Company Incorporated which is located at 711 Fifth Avenue, New York,
                                New York  10022

(d) During the past five years, Paul Gould has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Paul Gould has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship:      United States of America


Item 3.  Source and Amount of Funds or Other Consideration.

     ACI purchased 210,082 shares of Series A Preferred, which are convertible into the shares reported herein, with working capital. Paul Gould purchased 30,012 shares of Series A Preferred which are convertible into shares reported herein, with personal funds. None of the funds used to purchase the Series A Preferred consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Series A Preferred or the Common Stock.

Item 4.  Purpose of the Transaction.

     ACI entered into the agreements described below because of its belief that the purchase of the Series A Preferred represents an attractive investment.

     On June 24, 2001, the Issuer entered into a stock purchase agreement (the "Stock Purchase Agreement") with Williams Communications, LLC ("Williams"), ACI and Lunn iBeam, LLC ("Lunn"). Pursuant to the Stock Purchase Agreement, Williams agreed to purchase 1,800,704 shares of Series A Preferred for $20 million in cash and $10 million of in-kind services, ACI agreed to purchase 480,188 shares of Series A Preferred for $8 million in cash and Lunn agreed to purchase 120,047 shares of Series A Preferred for $2 million in cash. In addition, pursuant to an assignment (the "Assignment") entered into as of July 6, 2001, between ACI and Touch America, Inc. ("Touch America"), ACI assigned to Touch America its rights and obligations under the Stock Purchase Agreement to purchase 240,094 shares of Series A Preferred for an aggregate purchase price of $4 million in cash.

     The Series A Preferred Stock was created pursuant to a certificate of designations (the "Certificate of Designations") filed by the Issuer with the Secretary of State of the State of Delaware on the July 9, 2001. The sale and purchase of the Series A Preferred took place on July 10, 2001 (the "Closing Date").

         In addition, the following agreements were entered into in connection with the Stock Purchase Agreement:

     (A) Williams, ACI, Lunn, Touch America and the Issuer entered into a registration rights agreement, dated July 10, 2001 (the "Registration Rights
Agreement"), pursuant to which Williams, ACI, Lunn and Touch America will be entitled to demand and piggyback registration rights with respect to the shares of Common Stock issuable upon conversion of their shares of Series A Preferred; and

     (B) Williams, ACI, Lunn, Touch America and the Issuer entered into a stockholders agreement, dated July 10, 2001 (the "Stockholders Agreement"), pursuant to which (i) certain restrictions were placed on the transfer of the shares of Series A Preferred owned by Williams for a period of two years, (ii) Williams received a right of first refusal relating to any shares of Common Stock or Series A Preferred offered for sale by ACI or Touch America to a third party, (iii) Williams received a right of first offer relating to any shares of Common Stock that ACI or Touch America propose to sell pursuant to an effective registration statement in an underwritten public offering, (iv) Williams, ACI, Lunn and Touch America received certain information rights with respect to the Issuer, (v) the Board of Directors of the Issuer was increased to nine members, four of whom will be nominated by Williams, (vi) Williams, ACI, Lunn and Touch America agreed to a two year standstill period during which they will be prohibited from acquiring beneficial ownership of any Common Stock or Series A Preferred of the Issuer except pursuant to (x) an offer to purchase all the outstanding capital stock of the Issuer, or (y) open market purchases necessary to maintain each investor's fully-diluted ownership percentage of the Issuer's voting stock as of the date of the Stockholders Agreement, and (vi) Williams, ACI, Lunn and Touch America received preemptive rights, whereby each investor will have a right to purchase their pro rata portion of any securities offered for sale by the Issuer.

     The descriptions contained herein of the Stock Purchase Agreement, the Certificate of Designations, the Registration Rights Agreement and the Stockholders Agreement are qualified in their entirety by reference to the complete text of such agreements, copies of which are filed as Exhibits hereto and incorporated herein by reference.

     ACI and Paul Gould purchased the Series A Preferred for investment purposes. The Filing Persons currently have no plans or proposals which would result in any of the actions described in clause (a) through (j) of Item 4. The Filing Persons may purchase additional shares of stock from time to time, depending on various factors, including without limitation, the price of the stock, stock market conditions and business prospects of the Issuer. The Filing Persons may also determine to dispose of some or all of these beneficial holdings of the Common Stock. The Filing Persons reserve the right to increase or decrease their holdings on such terms and at such times as they may decide.



Item 5.  Interest in Securities of the Issuer.

     (a) As of the close of business on July 10, 2001, the Filing Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Common Stock of the Issuer set forth below (based upon the number of shares of Common Stock that were reported to be outstanding by the Issuer).


-------------------------------- ------------------ ----------------------------
Name                             Shares             Percentage
-------------------------------- ------------------ ----------------------------
-------------------------------- ------------------ ----------------------------

-------------------------------- ------------------ ----------------------------
-------------------------------- ------------------ ----------------------------
Allen & Company Incorporated     21,008,205         16.5% (1)
-------------------------------- ------------------ ----------------------------
-------------------------------- ------------------ ----------------------------
Allen Holding Inc.               21,008,205 (2)     16.5% (1)
-------------------------------- ------------------ ----------------------------
-------------------------------- ------------------ ----------------------------
Paul Gould                       3,001,200 (3)      2.4% (4)
-------------------------------- ------------------ ----------------------------

     (1) This percentage is calculated assuming the conversion of 210,082 shares of Series A Preferred Stock owned by AHI and ACI into the Issuer's Common Stock pursuant to the terms and conditions of the Issuer's Certificate of Designations, but, pursuant to Rule 13d-3(d)(1)(i)(D), such calculation does not assume the conversion of the Series A Preferred Stock owned by Williams, Lunn, Touch America or Paul Gould into Common Stock. Assuming full conversion of the shares of Series A Preferred Stock owned by Williams, Lunn, Touch America and Paul Gould into Common Stock, AHI and ACI would beneficially own 5.7% of the outstanding shares of Common Stock of the Issuer.

(2)      Represents shares owned by ACI, a wholly-owned subsidiary of AHI.

(3)      These shares are being held by ACI for the benefit of Paul Gould.

     (4) This percentage is calculated assuming the conversion of 30,012 shares of Series A Preferred Stock owned by Paul Gould into the Issuer's Common Stock pursuant to the terms and conditions of the Issuer's Certificate of Designations, but, pursuant to Rule 13d-3(d)(1)(i)(D), such calculation does not assume the conversion of the Series A Preferred Stock owned by Williams, Lunn, Touch America or ACI into Common Stock. Assuming full conversion of the shares of Series A Preferred Stock owned by Williams, Lunn, Touch America and ACI into Common Stock, Paul Gould would beneficially own 0.8% of the outstanding shares of Common Stock of the Issuer.


     (b) ACI has the sole power to vote and to dispose of the shares of Common Stock which ACI has reported in item 5(a) herein. AHI owns 100% of the outstanding stock of ACI, and so may be deemed to beneficially own the shares which ACI owns as reported in Item 5(a) herein. Paul Gould has the sole power to vote and dispose of the shares of Common Stock which Paul Gould has reported in item 5(a) herein.

         (c)-(e)  Not applicable

     Item 6. Contracts, Arrangements, Understandings or Relationships Involving Securities of the Issuer.

     See Item 4, above. Except as provided therein, to the best of the Filing Persons' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Filing Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



Item 7.  Material To be Filed as Exhibits.

Exhibit A:        Officers and Directors of Allen Holding Inc. and Allen &
                  Company Incorporated

Exhibit B:        Stock Purchase Agreement, dated as of June 24, 2001, among
                  iBeam Broadcasting Corporation, Williams Communications,
                  LLC, Allen & Company and Lunn iBeam, LLC.

Exhibit C:        Certificate of Designations, Powers, Preferences and Rights
                  of Series A Convertible Preferred Stock.

Exhibit D:        Registration Rights Agreement, dated as of July 10, 2001,
                  among iBeam Broadcasting Corporation, Williams Communications
                  LLC, Allen & Company Incorporated, Lunn iBeam, LLC and Touch
                  Americas, Inc.

Exhibit E:       Stockholders  Agreement,  dated as of July 10, 2001, among
                 iBeam Broadcasting  Corporation,   Williams  Communications,
                 LLC,  Allen  &  Company Incorporated, Lunn iBeam, LLC and
                 Touch America, Inc.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:      July 20, 2001

ALLEN & COMPANY INCORPORATED



By: ____/s/ Kim Wieland________
Name:    Kim Wieland
Title: CFO/ Managing Director



ALLEN HOLDING INC.



By: ___/s/ Kim Wieland____________
Name:   Kim Wieland
Title: CFO/ Managing Director



By: _____/s/ Paul A. Gould_________
Name:    Paul A. Gould